Exhibit 12.1

Intercontinental Exchange, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(in millions, except ratio)
Determination of earnings:
Pre-tax income from continuing operations before income from equity investee, income tax expense and non-controlling interest	2,480	$2,004	$1,648	$1,382	$504
Add: Distributed income from equity investee	10	—	7	—	—
Add: Fixed charges	187	178	97	96	56
Less: Income attributable to non-controlling interests	(28)	(27)	(21)	(35)	(16)
Pre-tax earnings before fixed charges	$2,649	$2,155	$1,731	$1,443	$544
Fixed charges:
Interest expense on outstanding debt	$167	$157	$81	$80	$41
Interest expense on line of credit	$4	5	4	6	3
Amortization of debt issuance costs	9	10	7	7	8
Other	$7	6	5	3	4
Total fixed charges	$187	$178	$97	$96	$56
Ratio of earnings to fixed charges	14.2	12.1	17.8	15.0	9.7